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                                                        EXHIBIT 16


August 30, 1995


Securities and Exchange Commmission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Central Bancorporation and, under the date of January 20, 1995, we reported on the consolidated financial statements of Central Bancorporation and subsidiaries as of and for the years ended December 31, 1994 and 1993. On August 23, 1995, our appointment as principal accountants was terminated. We have read Central Bancorporation's statements included under Item 4 of its Form 8-K dated August 23, 1995, and we agree with such statements except that we are not in a position to agree or disagree with Central Bancorporation's statement that the Board of Directors of Central Bancorporation engaged the accounting firm of Deloitte & Touche LLP as independent accountants.

Very truly yours,

/s/ KPMG Peat Marwick



cc: Steve Klein, Graham & Dunn